

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 17, 2008

Via U.S. Mail

Mr. Cady Johnson, President and Chief Executive Officer
Wave Uranium Holding
5348 Vegas Drive, Suite 228
Las Vegas, Nevada 89109

> **Re: Wave Uranium Holding**
> **Amendment No. 1to Preliminary Schedule 14C**
> **Filed October 7, 2008**
> **File No. 0-52854**

Dear Mr. Johnson:

We have reviewed your response letter dated October 7, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement filed on Schedule 14C

1.   We note your response to prior comment 2. Please add to the table on page 2 disclosure regarding the number of shares that may be issued if you were to obtain equity financing of approximately $300,000 to $500,000, based on the current trading price of your common stock and taking into account the reverse stock split. Discuss the possible dilutive effect of the financing to your current shareholders.

Beneficial Ownership of Securities and Security Ownership of Management, page 5

 2.   We note your response to prior comment 6 and reissue the comment. Given that the 4.99% restriction on the number of shares that may be owned by Mitch Levine is contractual, the Staff views Mr. Levine as the owner of the total number of shares of common stock into which the convertible debenture or warrants may be converted or exercised, assuming full conversion or exercise. Please revise the beneficial owners table here and in your Form S-1 to accurately reflect Mr. Levine's beneficial ownership. Also confirm the filing of a Form 13D that accurately reflects Mr. Levine's beneficial ownership.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry